March 12, 2004 Report to Shareholders

Pacific Rim Mining Corp. (the “Company”) is pleased to provide the following update on its activities during and subsequent to the Company’s third quarter of fiscal 2004 (November 1, 2003 to January 31, 2004). Pacific Rim focused on advancing its El Dorado gold project in El Salvador during the quarter with the continuation of the Company’s scout drilling program, designed to search for new areas of underground mineralization in the North and eastern Central Districts of the project area.

During the quarter a new area of gold mineralization was discovered by scout drilling in the Gonso vein area of the El Dorado gold project, approximately 1.2 kilometers east of the Company’s Minita vein deposit, which contains a measured and indicated resource of 585,200 ounces of gold (1.6 million tonnes grading 11.4 g/t gold). New drill results from the El Dorado drill program generated during and subsequent to the third quarter of fiscal 2004 are outlined below. Other developments during the quarter include the acquisition of the Aurora and Surefire grassroots gold exploration projects in Nevada and Kinross Gold Corporation’s (“Kinross”) sale of its 22% interest in Pacific Rim Mining the majority of which was placed with institutional shareholders.

Tom Shrake, CEO, states “Our efforts over the third quarter of fiscal 2004, and our focus for the immediate future is to build on our El Dorado resource by continuing to scout drill high priority vein targets. We have added a third rig to the project and have been drilling along the San Matias vein in the North District and in the Gonso vein area in the eastern Central District, and have had early success in identifying gold at depth in the structurally complicated Gonso area veins. We will continue to test these more distal targets and will shortly begin drill testing both northerly and southerly strike extensions of the Minita vein as well as other nearby parallel veins related and proximal to Minita. We have also begun gathering data for commencement of a preliminary economic assessment of the El Dorado gold project, which we anticipate contracting in the coming months.”

“We are continuing to build a solid portfolio of gold projects concurrent with our advancement of our flagship El Dorado project,” Mr. Shrake continues. “At El Dorado’s neighbouring La Calera gold project, a ground magnetic survey is underway to help trace the gold-bearing Rosa and Rosa west veins along strike. Drilling will recommence in the coming weeks, utilizing a reverse circulation rig. We acquired the Aurora and Surefire projects in Nevada and are actively scouting for additional opportunities in the Patagonia region of South America. Pacific Rim continues to pursue its corporate goal of becoming a highly profitable, low-cost, intermediate-level gold producer.”

El Dorado Exploration

Pacific Rim has reported the results from 66 drill holes at the El Dorado project (P02-203 through P03-268) to date. The results for all holes up to P03-260 were made available in previous quarterly reports. Holes P03-261 through P03-268 are presented below:

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Intersection (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-261	S. San Matias	304861 / 532707	286/50	No significant results
P03-262	S. Minita	301380 / 534076	90/68	179.95	186.9	4.75	3.5	11.53	103.8
P03-263	S. Minita	301332 / 534041	90/52	150.0	150.15	0.15	0.15	29.80	223.0
P03-264	S. Minita	301236 / 534014	87/48	102.25	103.3	1.05	0.65	6.60	32.9
P03-265	S. San Matias	304991 / 532586	257/55	No significant results
P03-266	S. San Matias	304463 / 535622	301/50	No significant results
P03-267	Chica, Candelaria	301121 / 534715	88/60	No significant results
P03-268	Gonso	301463 / 535622	301/50	394.2	396.1	1.9	1.35	11.07	118.1

Drill hole 268 is the first hole ever drilled across the Gonso vein system. The significance of this intercept, which averaged over 11 g/t gold and 118 g/t silver, is that it is located in the lower portions of the Productive Interval where grades generally drop off. It is too early to understand the economic significance, if any, of this discovery, however, management is encouraged by the width of the structure and the gold and silver grades encountered in the first hole to have tested it. Drill holes 262 through 264 were step-out holes on the Minita vein system that confirm the Minita resource estimate published by Pacific Rim on October 27, 2003 (NR #03-12). Drill holes 261, 265 and 266 were drilled on subsidiary veins on the San Matias system in the North District and encountered no significant mineralization. Drill hole 267 crossed the Candelaria and Chica veins in the Central District and failed to encounter significant mineralization.

During the second quarter of fiscal 2004 (the three months ended October 31, 2003), Pacific Rim published an updated resource estimate for the El Dorado project. This included new resource estimates for the Minita vein system as well as the Coyotera and Nueva Esperanza veins. The measured and indicated resource on the Minita vein now totals 1.6 million tonnes grading 11.38 g/t gold and 70.3 g/t silver, for a total of 585,200 ounces of gold and 3.6 million ounces of silver; a 67% increase over the previous resource estimate for the Minita vein. The near-surface Nueva Esperanza (indicated resource of 1.1 million tonnes grading 2.3 g/t gold and 14.2 g/t silver) and Coyotera (measured and indicated resource of 535,000 tonnes grading 9.07 g/t gold and 70.7 g/t silver) resources are the first ever conducted in compliance with National Instrument 43.101 and add to the measured and indicated resource at El Dorado, which now totals 821,000 ounces of gold and 5.3 million ounces of silver (see National Instrument 43-101 Disclosure section of the Management’s Discussion and Analysis).

Pacific Rim is proceeding with its two-pronged approach to the continued advancement of the El Dorado gold project. Management believes the grade, tonnage and vein width defined by the new resource estimate are such that the El Dorado gold project has the potential to support a highly profitable, low-cost underground operation. To evaluate this possibility, Pacific Rim intends to conduct a pre-feasibility study for the El Dorado project in the coming months, and has begun to collect additional data from the project required for this assessment.

Cognisant of the potential market premiums afforded to producers with larger operations, and with a series of high quality vein targets on the El Dorado project remaining to be tested, Pacific Rim is concurrently conducting additional exploration drilling in the search for new chutes of mineralization. A third core drill rig was added to the El Dorado drill program subsequent to the end of the quarter. Drilling is now in progress on the San Matias vein in the project’s North District, on the Gonso and surrounding veins in the eastern Central District, and on strike extensions of the Minita vein. Other high priority targets include a number of veins parallel, related and proximal to Minita. This phase of the drilling program is expected to continue for the coming months.

La Calera Project

Pacific Rim has tested the La Calera epithermal vein system, where exposed, by 31 core holes, the available results of which have been tabulated in previous quarterly reports. The La Calera system comprises two parallel, mineralized structures (Rosa and Rosa West). Both structures appear to persist under post-mineral cover that obscures their exposure to the north. Pacific Rim is currently conducting geologic mapping and geophysical (ground magnetic) surveys to trace these structures further along their strike under the post-mineral cover. The width and continuity of the mineralization in both the Rosa and Rosa West structures indicate a potentially bulk-mineable gold target at La Calera, although the project’s viability will depend on increasing the size of the mineralized bodies. Pacific Rim intends to resume drill testing of the La Calera project upon completion of these surveys, utilizing a reverse circulation drill rig; a more cost effective technique for shallow drilling.

Project Generation

Pacific Rim added two new grassroots gold exploration properties to its project pipeline during the third quarter of fiscal 2004. Both projects are located in Nevada, USA. The Surefire project consists of 191 claims staked by the Company and is located along the Northern Nevada Rift. The Aurora project, located adjacent to Metallic Ventures Inc.’s Esmeralda Project in the Walker Lane Mineral Belt, was acquired under an option to purchase agreement that calls for Pacific Rim to make staged payments of US$ 25,000 upon signing (paid), $35,000 on the first anniversary, $40,000 on the second anniversary, $60,000 on the third anniversary and $75,000 on the fourth and subsequent anniversaries, to a total of US$ 850,000, in order to earn a 100% interest. A 3% NSR was granted to the owners, which can be reduced to 1% for US$2 million.

Rawhide Mine, Nevada

The Denton-Rawhide gold mine in Nevada is now in the residual leach phase and actual cash outlays for production are limited to project management and the pumping and processing of leach solutions. Actual cash outlays for production averaged $131 per ounce of gold produced during the quarter ended January 31, 2004; a considerable reduction compared to the $267 per ounce of gold produced in the corresponding quarter a year earlier. The Denton-Rawhide mine is currently experiencing a period of increased cash flows, owing to stronger gold prices and lower actual cash production costs relative to recent years. During the quarter a Carbon Column was added to the Denton-Rawhide recovery process, which is expected to improve gold recoveries in the coming quarter. Continuous efforts are being made to improve recoveries further. During the quarter, the Denton-Rawhide mine generated sufficient cash flow to fully fund current closure activities as well as the Company’s El Salvadoran exploration, development activities, and administrative overhead expenditures.

Residual leaching at Denton-Rawhide is expected to continue through 2004 and beyond.

Kinross Stock Sale

During the quarter ended January 31, 2004, Pacific Rim’s controlling shareholder, Kinross Gold Corporation (“Kinross”), sold its 20% position in the Company, which had consisted of 17,606,049 common shares of Pacific Rim. Concurrent with the filing of their intent to sell notification on December 12, 2003, Kinross’ President and CEO Mr. Robert Buchan tendered his resignation from the board of directors of Pacific Rim Mining Corp. On December 24, 2004, Pacific Rim Mining Corp. was advised by GMP Securities Ltd., of Toronto, Canada that they had completed the sale and that the majority of the shares were sold to institutional investors.

Management’s Discussion and Analysis of Financial Results and Operating Results

3rd Quarter ended January 31, 2004 and 2003. All currency amounts are expressed in United States dollars unless otherwise stated.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the three months ended January 31, 2004 (“the quarter”). This discussion is limited to matters pertaining to the Company’s financial results for the three months ended January 31, 2004 that, in the opinion of the Company, are material. For discussion of previous quarterly results reference should be made to the duly filed reports for those periods.

Financial Performance and Liquidity

Financial Results of Operations

The Company realized a net loss for the three months ended January 31, 2004 of $1.3 million or $0.02 per share (basic and diluted) compared to a net loss of $0.3 million or $0.00 per share (basic and diluted) for the corresponding period a year earlier. The $1.0 million increase in the quarterly loss for the quarter ended January 31, 2004 compared to the quarter ended January 31, 2003 is due to a reduction in revenues coupled with an increase in exploration expenditures and operating costs during the current quarter, offset in part by reduced depreciation, depletion and amortization costs.

Gold and silver sales revenues decreased from $3.7 million for the three months ended January 31, 2003 to $3.3 million for the three months ended January 31, 2004 reflecting a decline in quarterly gold sales volumes (2004 – 7,500 ozs; 2003 – 10,000 ozs.), offset partially by stronger gold prices during the current quarter. The average price realized for gold in the three months ended January 31, 2004 was $401 per ounce compared to $336 per ounce received in the three comparable months in 2003.

The Company entered into a number of hedge contracts prior to and during the quarter in order to lock in a certain portion of its anticipated revenues from the Denton-Rawhide gold mine. During the quarter, 3,000 ounces of gold were sold forward at $400 per ounce in 500-ounce monthly contracts extending to May 2004. During the previous quarter 3,000 ounces of gold were sold forward at $390 per ounce in 500-ounce monthly contracts extending to April 2004. As of January 31, 2004, 2,500 ounces of gold had been delivered into these contracts on schedule, and 3,500 ounces of gold remained sold forward. The Company’s decision to hedge is purely a cash-management strategy to guarantee sufficient revenues for planned activities, while leaving available as much unhedged production as possible for participation in the risks and rewards of the open market.

Liquidity, Capital Resources and Financial Condition

The Company has adopted a balance sheet format to display a total for cash and cash equivalents and bullion, reflecting management’s view that saleable bullion inventory held by a refiner is as readily available to meet short-term liquidity requirements as cash and cash equivalents. Cash and cash equivalents and bullion totaled $2.1 million at January 31, 2004 ($1.7 million - April 30, 2003). The $0.4 million improvement in cash and cash equivalents and bullion is due to improved operating cash flows from the Denton-Rawhide gold mine.

Cash flows for the quarter decreased by $0.8 million compared to the corresponding year earlier quarter, mainly due to a $0.7 million reduction in cash flow provided by investing activities (representing proceeds from the sale of marketable securities during the quarter ended January 31, 2003 with no comparable item in the current quarter) and a $0.5 million increase in cash flow used for financing activities (representing a $0.5 million cash influx from the issuance of share capital less a $1.0 million loan repayment), offset by a $0.4 million improvement in cash flow provided by operating activities. The improvement in operating cash flow for the quarter ended January 31, 2004 compared to the corresponding period a year earlier is primarily a result of the improved cash flows at the Denton-Rawhide mine.

During the quarter working capital decreased by $1.8 million from $6.5 million at October 31, 2003 to $4.7 million at January 31, 2004. This decrease in working capital for the current quarter stems primarily from a $1.8 million reduction of “heap leach” inventories at Denton Rawhide. Future working capital levels are expected to decrease as gold “heap leach” inventories at the Denton-Rawhide mine are liquidated and cash flows are expended on exploration activities, reclamation activities and overhead costs.

The Company received $0.1 million of creditor payment proceeds under the Andacollo (Chile) creditors’ plan in each of the quarters ended January 31, 2004 and 2003.

Production

Pacific Rim’s share (49%) of metal production at Denton-Rawhide for the quarter ended January 31, 2004 was 7,184 ounces of gold and 53,455 ounces of silver at cash production costs (as calculated using industry standards) of $383 per ounce of gold produced, which includes $250 per ounce of non-cash “heap leach” inventory “drawdown” costs. Production for the comparable quarter of 2003 was 8,115 ounces of gold and 63,372 ounces of silver at cash production costs of $181 per ounce of gold produced. Actual cash expended per ounce of gold produced in the current quarter was $131 per ounce, which when deducted from the $401 per ounce average realized gold sale price, provides significant cash margins from operations to fund ongoing exploration, reclamation and overheads.

Gold and silver production levels at the mine in the quarter ended January 31, 2004 are significantly decreased compared to the corresponding quarter of 2003 due to the cessation of active mining in October, 2002 and crushing and stacking in May 2003 combined with expected declines in production as the residual leach activity depletes the remaining gold inventories contained in the “heap”. Efforts are focused on maintaining and improving the metal recoveries during the final stages of leaching.

Closure expenditures, related to severances and reclamation at the Denton-Rawhide mine, of $0.02 million, net of closure fund withdrawals, were made during the quarter ended January 31, 2004 ($0.2 million for the quarter ended January 31, 2003) as the operation completed its first full period of residual leaching. Residual leaching at Denton Rawhide is expected to continue beyond 2004, which is projected to be a significant cash-flow generating period. A closure plan for the Denton-Rawhide mine has been presented to the regulatory authority for review and approval The Company’s share of future severance and reclamation liabilities at Denton-Rawhide is estimated to be $2. million, which is being funded out of ongoing operating cash flow from the mine and balances available from Pacific Rim’s $2.9 million closure fund.

Exploration

During the current quarter, the Company’s primary exploration activities concentrated on scout drilling on the El Dorado gold project in El Salvador and the Company’s project generation program. Exploration expenditures for the quarter ended January 31, 2004 were $1.2 million compared to $0.9 million for the comparable quarter ended January 31, 2003. Ongoing exploration will be funded from the Company’s expected share of cash flows generated by the Denton-Rawhide mine.

Outlook

The Company anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2004 with any further production continuing thereafter at reduced levels as recoveries decline. Actual cash production costs are expected to continue at or near current levels as residual leaching continues and costs are limited to project management and the pumping and processing of leaching solutions. Funds will continue to be expended on the Company’s El Salvadoran exploration projects, primarily on the flagship El Dorado gold project where exploration drilling is continuing to test high priority vein targets in both the North and Central Districts Drill testing of the La Calera project in El Salvador will recommence during the fourth quarter of fiscal 2004 and surface exploration of the Surefire and Aurora projects in Nevada will be initiated during the coming year.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises all of Pacific Rim Mining Corp.’s exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng.,

(both independent of Pacific Rim and Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

A technical report entitled “Review of the La Calera Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with and summarized in the Company’s 2003 Annual Information Form.

Forward-Looking Statements

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.